JGWPT Holdings Inc.

201 King of Prussia Road, Suite 501

Radnor, Pennsylvania 19087-5148

April 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	JGWPT Holdings Inc. (CIK No. 0001580185);
Request for Withdrawal of Amendment No. 2 to Registration
Statement on Form S-1/A Filed April 1, 2014
File No. 333-193476

Ladies and Gentlemen:

JGWPT Holdings Inc. (the “Company”), hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that Amendment No. 2 to the Company’s registration statement (the “Amendment”) on Form S-1/A (File No. 333-193476) be withdrawn by the Securities and Exchange Commission (the “Commission”). The Amendment was incorrectly filed as an amendment to the Company’s existing registration statement on Form S-1, as filed with the Commission on January 22, 2014 and amended by Amendment No. 1 thereto on February 6, 2014, which registration statement was declared effective on February 7, 2014. As discussed with attorneys of the Corporate Finance Division of the Commission, the Company has filed a new registration statement on Form S-1 (File No. 333-195082) to register the securities purported to be registered under the Amendment. No securities have been sold pursuant to the offering of the additional shares purported to be registered pursuant to the Amendment.

We hereby request that you telephone Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

JGWPT HOLDINGS INC.

By:	/s/ Stephen Kirkwood
Name:	Stephen Kirkwood
Title:	Executive Vice President,
General Counsel & Corporate
Secretary